PRELIMINARY PROXY STATEMENT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☐                            Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to Section 240.14a-12

DATA DOMAIN, INC.

(Name of Registrant as Specified in its Charter)

EMC CORPORATION

ENVOY MERGER CORPORATION

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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EMC Corporation, a Massachusetts corporation (“EMC”), and Envoy Merger Corporation, a Delaware corporation and wholly-owned subsidiary of EMC (“Envoy”), made a filing with the Securities and Exchange Commission (“SEC”) on July 6, 2009 of a preliminary proxy statement (the “Preliminary Proxy Statement”) and an accompanying form of proxy card to be used in connection with EMC’s solicitation of proxies to be used at a special meeting of stockholders of Data Domain, Inc., a Delaware corporation (the “Company“) which was to be held on August 14, 2009 (the “Special Meeting”).

The Preliminary Proxy Statement was filed with the Commission because EMC and Envoy intended to solicit proxies from the Company’s stockholders to vote against the proposal at the Special Meeting to adopt the Agreement and Plan of Merger, dated as of May 20, 2009, as amended on June 3, 2009, by and among NetApp, Inc. (“NetApp”), Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and the Company (the “NetApp Merger Agreement”).

On July 8, 2009, the Company terminated the NetApp Merger Agreement and cancelled the Special Meeting. As such, the Special Meeting will not be held and EMC and Envoy will not be soliciting proxies from the Company’s stockholders to vote against adoption of the NetApp Merger Agreement. In connection with the termination of the NetApp Merger Agreement, the Company, EMC and Envoy entered into an Agreement and Plan of Merger, dated July 8, 2009 (the “EMC Merger Agreement”). As previously announced and as contemplated by the terms of the EMC Merger Agreement, (a) EMC and Envoy have commenced a cash tender offer (the “Offer”) for all outstanding shares (the “Shares”) of Data Domain’s common stock at a purchase price of $33.50 per share, net to the seller in cash, without interest and (b) following consummation of the Offer, Envoy will merge with and into the Company with the Company surviving as a wholly-owned subsidiary of EMC (the “Merger”).

THE COMPANY’S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE EMC MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE DATA DOMAIN STOCKHOLDERS. THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

THIS PROXY STATEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY. EMC AND ENVOY HAVE FILED WITH THE SEC THE TENDER OFFER STATEMENT ON SCHEDULE TO CONTAINING THE OFFER TO PURCHASE, FORMS OF LETTERS OF TRANSMITTAL AND OTHER DOCUMENTS RELATING TO THE OFFER, AND THESE DOCUMENTS HAVE BEEN MAILED TO THE COMPANY’S STOCKHOLDERS. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THEM. INVESTORS AND SECURITY HOLDERS MAY OBTAIN ANY DOCUMENTS FILED BY EMC WITH THE SEC FREE OF CHARGE AT THE SEC’S WEBSITE (WWW.SEC.GOV) OR BY DIRECTING SUCH REQUESTS TO MORROW & CO., LLC, THE INFORMATION AGENT FOR THE OFFER, AT (203) 658-9400 (COLLECT) OR (800) 662-5200 (TOLL-FREE) OR EMC.INFO@MORROWCO.COM (EMAIL).